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jcummins@sidley.com (212) 839-5374	FOUNDED 1866

July 3, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Jay Ingram
Alfred Pavot
Tracey Smith
Asia Timmons-Pierce

Re:	The New Home Company LLC
Amendment No. 2 to the Registration Statement on Form S-1
CIK No. 0001574596

Ladies and Gentlemen:

The New Home Company LLC (to be converted into a Delaware corporation prior to the completion of the offering to which the Registration Statement referred to below relates) (the “Company”) has today electronically transmitted, pursuant to Regulation S-T, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 (including exhibits thereto) of the Company (the “Registration Statement”) for filing under the Securities Act of 1933, as amended (the “Securities Act”). On behalf of the Company, we hereby respond to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in a letter dated July 1, 2013 from Mr. Jay Ingram, Legal Branch Chief. For your convenience, the Staff’s comment is included in this letter and is followed by the applicable response. We will also provide courtesy copies of Amendment No. 2 to the Registration Statement, as filed and marked to indicate the changes made from the filing of Amendment No. 1 to the Registration Statement with the Commission on June 26, 2013.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

Three Months Ended March 31, 2013 compared to Three Months Ended March 31, 2012, page 64

Securities and Exchange Commission

Division of Corporation Finance

July 3, 2013

1.	We note the disclosures you provided in response to comment 1 in our letter dated June 21, 2013. Please expand these disclosures to explain the factors that resulted in cost of home sales as a percentage of home sales to decline. If there are multiple factors that contributed to the decline, please quantify the extent to which each factor contributed to the decline. Please refer to Item 303(a) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response: In accordance with the Staff’s comment, the Company has expanded its disclosure on page 65.

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Securities and Exchange Commission

Division of Corporation Finance

July 3, 2013

We believe that the proposed modifications to the Registration Statement are responsive to the Staff’s comment. Please direct any further communications relating to this filing to the undersigned at (212) 839-5374.

Very truly yours,

/s/ J. Gerard Cummins

J. Gerard Cummins

cc:	H. Lawrence Webb
Edward F. Petrosky
Casey T. Fleck
Julian Kleindorfer